UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

29 February 2008
Number 09/08

BHP BILLITON APPROVES DOUGLAS-MIDDELBURG OPTIMISATION PROJECT

BHP Billiton today announced approval of the Douglas-Middelburg Optimisation (DMO) Project, with an expected capital investment of US$975 million.

The DMO project scope includes utilising reserves across the Douglas and Middelburg Mine Services (MMS) collieries and development of new mining areas with low strip ratio coal, with product being fed into a new 14 Mtpa coal processing plant. The new coal processing plant will replace the existing, less efficient washing plant at Douglas. The project will enable BHP Billiton to maintain energy coal exports from the combined Douglas Colliery and MMS at around current levels (approximately 9.5 Mtpa BHP Billiton share) whilst also fulfilling domestic contractual commitments.

First coal from the new mining areas is expected in mid-2008 and the new plant is expected to receive coal in mid-2010. The anticipated life of mining operations is to 2034.

The Douglas and MMS collieries are currently owned through the Douglas Tavistock Joint Venture (DTJV), in which BHP Billiton has an 84% share and Xstrata has a 16% share. To facilitate the DMO project, which is to be developed and owned solely by BHP Billiton, the DTJV will be restructured with each of the joint venture partners being allocated coal resources according to their ownership share.

A number of regulatory approvals are being sought to give effect to this restructure.

President BHP Billiton Coal, Dave Murray said: "Approval of the DMO project is a core component of BHP Billiton's coal strategy and is in keeping with BHP Billiton's focus on operating low-cost, long-life assets. This project allows us to realise maximum value from these assets by optimising the existing reserves at Douglas and MMS and enabling us to maintain exports through to 2034. With the recent approval of the US$450M investment in the Klipspruit Project, our South African coal operations will now comprise of three world class assets, namely Middelburg Mine Services (which now incorporates the resources of Douglas Colliery), Khutala Colliery and Klipspruit Colliery."

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Don Carroll, Investor Relations
Tel: +61 3 9609 2686 Mobile: +61 417 591 938
email: Don.A.Carroll@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 29 February 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary